SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                       INTERNET COMMUNICATIONS CORPORATION

                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                      -------------------------------------
                         (Title of Class of Securities)

                                    46057T408
                            ------------------------
                                 (CUSIP Number)

Craig D. Slater                                 Drake S. Tempest, Esq.
The Anschutz Corporation                        O'Melveny & Myers LLP
2400 Qwest Tower                                The Citicorp Center
555 Seventeenth Street                          153 East 53rd Street, 54th Floor
Denver, Colorado  80202                         New York, New York 10022-4611
(303) 298-1000                                  (212) 326-2000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JUNE 5, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP Number 46057T408
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Interwest Group, Inc.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [X]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Colorado

--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                         0
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                          2,873,568*
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                               0
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                      2,873,568*
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,873,568*

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                            [  ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           52.6%*

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

           CO
--------------------------------------------------------------------------------

*   Assuming the exercise of the Warrants, as described in Item 5 herein.

                               Page 2 of 7 Pages

CUSIP Number 46057T408
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Anschutz Company

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [X]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                         0
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                          2,873,568*
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                               0
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                      2,873,568*
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,873,568*

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                            [  ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           52.6%*

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

           CO
--------------------------------------------------------------------------------

*   Assuming the exercise of the Warrants, as described in Item 5 herein.

                                Page 3 of 7 Pages

CUSIP Number 46057T408
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Philip F. Anschutz

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [X]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         WC

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                         0
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                          2,873,568*
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                               0
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                      2,873,568*
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,873,568*
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                            [  ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           52.6%*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------

*   Assuming the exercise of the Warrants, as described in Item 5 herein.

                               Page 4 of 7 Pages

         This Amendment No. 3 to the Schedule 13D filed on September 27, 1996 by Interwest Group, Inc. ("Group"), Anschutz Company ("AC") and Philip F. Anschutz ("Anschutz"), as amended by Amendment No. 1 to the Schedule 13D filed on January 9, 1997, as further amended by Amendment No. 2 to the Schedule 13D filed on April 3, 1997 (such Schedule 13D, as amended, the "Schedule 13D") relates to shares of Common Stock, no par value per share ("Common Stock"), of Internet Communications Corporation (the "Company") and amends Items 4 and 5 of the
Schedule 13D. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION

         The information previously furnished in response to this item is amended to add the following:

         On June 5, 1998, Rocky Mountain Internet, Inc., a Delaware corporation ("Purchaser"), Internet Acquisition corporation, a Colorado corporation ("Acquisition"), and the Company executed an Agreement and Plan of Merger dated as of June 5, 1998 (the "Merger Agreement"), pursuant to which Acquisition will merge with and into the Company, and each share of Common Stock will be converted into the right to receive $6.80 in cash (the "Merger"). A copy of the Merger Agreement has been filed by the Company with the Securities and Exchange Commission on June 5, 1998 as an exhibit to a Current Report on Form 8-K.

         On June 5, 1998, Group and Purchaser entered into a Voting Agreement dated as of June 5, 1998 (the "Voting Agreement"), pursuant to which Group and Purchaser agreed as follows, among other things:

         (a) VOTING. Until the day on which the Merger Agreement shall terminate (the "Termination Date"), subject to the receipt of proper notice and the absence of a preliminary or permanent injunction or other final order by any United States federal court or state court barring such action, Group shall do the following:

              (1) be present, in person or represented by proxy, at each meeting (whether annual or special, and whether or not an adjourned or postponed meeting) of the stockholders of the Company, however called, or in connection with any written consent of the stockholders of the Company, so that all shares of Common Stock then beneficially owned by Group and then entitled to vote may be counted for the purposes of determining the presence of a quorum at such meetings; and

              (2) at each such meeting held before the Effective Date and with respect to each such written


                                Page 5 of 7 Pages
         consent, vote (or cause to be voted) all shares of Common Stock then beneficially owned by Group (A) to adopt the Merger Agreement and to approve any action required in furtherance thereof, (B) except as otherwise approved in writing in advance by Purchaser (which approval may be granted, withheld, conditioned or delayed in its sole discretion), against any Acquisition Proposal (other than the Merger) and (C) except as otherwise approved in writing in advance by Purchaser (which approval may be granted, withheld, conditioned or delayed in its sole discretion), against any amendment to the articles of incorporation or bylaws of the Company;

PROVIDED that Group shall not be required by the Voting Agreement to exercise the Warrant or any portion thereof for the purpose of purchasing and voting (or causing to be voted) any shares of Common Stock issuable pursuant thereto.

         (b) TRANSFERS. Until the Termination Date, Group shall not transfer any shares of Common Stock beneficially owned by Group as of the date of the Voting Agreement or acquired thereafter (collectively, "Restricted Shares") to any person other than Purchaser; PROVIDED that Group may (1) transfer Restricted Shares to (A) any entity that is directly or indirectly wholly-owned by Anschutz or (B) any other person reasonably acceptable to Purchaser and approved in advance in writing by Purchaser, if such entity referred to in the preceding clause (A) or such other person referred to in the preceding clause (B) shall execute and deliver to Purchaser an agreement identical in all respects to the Voting Agreement except for the change in the name of Group and the number of shares of Common Stock beneficially owned by Group and (2) transfer the Warrant referred to in Amendment No. 2 to this Schedule 13D to the Company in connection with the exercise of the Warrant to purchase any Warrant Shares. For the purposes of the Voting Agreement, the term "transfer" means a sale, an assignment, a grant, a transfer or other disposition of any Restricted Shares or any interest of any nature in any Restricted Shares, including, without limitation, the "beneficial ownership" of such Restricted Shares (as determined pursuant to Regulation 13D-G under the Exchange Act).

         Reference is made to a copy of the Voting Agreement, a copy of which is attached to this Amendment No. 3 as Exhibit 1.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The information previously furnished in response to this item is amended to read as follows:


                                Page 6 of 7 Pages

         As of the date hereof, Group may be deemed to be the direct beneficial owner, and AC and Anschutz may be deemed to be indirect beneficial owners, of 2,810,410 shares of Common Stock. Based upon the number of shares of Common Stock that were issued and outstanding on April 7, 1998, such number of shares of Common Stock is equal to approximately 52.1% of the number of shares of Common Stock then outstanding.

         On March 20, 1998, AC advanced $1,600,000 as a loan to the Company (the "Convertible Loan"). The Convertible Loan is due March 19, 1999. In connection with the execution and delivery of the Merger Agreement, the Company and AC amended and restated the Convertible Loan to provide that the Convertible Loan will be due and payable before March 19, 1999 under the following circumstances:
(x) if Purchaser and its affiliates obtain debt financing in the aggregate principal amount greater than $50,000,000 in one transaction or a series of related transactions at or before the closing under the Merger Agreement, then the Convertible Loan will be due and payable on the closing date under the Merger Agreement and (y) if Purchaser and its affiliates obtain debt financing in the aggregate principal amount greater than $50,000,000 in one transaction or a series of related transactions after the closing of the Merger but before March 19, 1999, then the Convertible Loan will be due and payable on the closing date of such transaction or series of transactions. If the Convertible Loan is not paid when due, at the election of AC the unpaid principal amount may be converted into shares of Common Stock at a conversion price of $4.25 per share. AC would acquire 376,471 shares of Common Stock if the entire principal amount of the Convertible Loan were converted into shares of Common Stock.

         Based on the number of shares of Common Stock outstanding on April 7, 1998, and assuming the issuance to Group of the Warrant Shares upon exercise of the Warrant referred to in Amendment No. 2 to this Schedule 13D, but without giving any effect to the conversion of the Convertible Loan, Group, AC and Anschutz would own 2,873,568 shares of Common Stock, or approximately 52.6% of the shares of Common Stock that would be outstanding after giving effect to the issuance of such Warrant Shares.


                                Page 7 of 7 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



June 8, 1998



INTERWEST GROUP, INC.




By  /s/ THOMAS G. KUNDERT
  -------------------------------------
        Thomas G. Kundert, Treasurer

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



June 8, 1998



ANSCHUTZ COMPANY




By  /s/ PHILIP F. ANSCHUTZ
  -------------------------------------
        Philip F. Anschutz

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



June 8, 1998


PHILIP F. ANSCHUTZ




/s/ PHILIP S. ANSCHUTZ
-------------------------------------

EXHIBIT INDEX

Exhibit 1:      Voting  Agreement  dated as of June 5,  1998
                between  Interwest Group, Inc. and Rocky
                Mountain Internet, Inc.

                                VOTING AGREEMENT


         VOTING AGREEMENT dated as of June 5, 1998 (this "Agreement") between INTERWEST GROUP, INC., a Colorado corporation ("Shareholder"), and ROCKY MOUNTAIN INTERNET, INC., a Delaware corporation (together with its successors and assigns, "Purchaser").

                                    RECITALS

         A. Shareholder owns 2,810,410 shares of Common Stock, no par value per share (the "Company Common Stock"), of Internet Communications Corporation, a Colorado corporation (the "Company") and a warrant to purchase 63,158 shares of Company Common Stock at a purchase price of $5.70 per share (the "Warrant"). All such shares together with all other shares of capital stock of the Company with respect to which Shareholder has beneficial ownership as of the date of this Agreement or acquires beneficial ownership on or before the Termination Date, are referred to as the "Restricted Shares".

         B. Shareholder and Purchaser desire to enter into this Agreement to provide for (1) the obligation of Shareholder to vote the shares of Company Common Stock beneficially owned by Shareholder to adopt the Agreement and Plan of Merger dated as of June 5, 1998 (the "Merger Agreement") among Purchaser, Internet Acquisition Corporation, a Colorado corporation ("Acquisition"), and the Company, and against any Acquisition Proposal (other than the Merger), (2) certain restrictions on the sale or other transfer of the Restricted Shares by Shareholder and (3) the obligation of the Shareholder to vote against any amendments to the articles of incorporation or bylaws of the Company. Terms not otherwise defined in this Agreement have the meanings stated in the Merger Agreement.

         C. Shareholder acknowledges that Purchaser and Acquisition are entering into the Merger Agreement in reliance on the representations, warranties, covenants and other agreements of Shareholder set forth in this Agreement and would not enter into the Merger Agreement if Shareholder did not enter into this Agreement.


                                    AGREEMENT

         The parties agree as follows:

         SECTION 1. COVENANTS OF SHAREHOLDER.

         (a) VOTING. Until the day on which the Merger Agreement shall terminate (the "Termination Date"), subject to the receipt of proper notice and the absence of a preliminary or permanent injunction or other final order by any United States federal court or state court barring such action, Shareholder shall do the following:

                   (1) be present, in person or represented by proxy, at each meeting (whether annual or special, and whether or not an adjourned or postponed meeting) of the stockholders of the Company, however called, or in connection with any written consent of the stockholders of the Company, so that all shares of Company Common Stock then beneficially owned by Shareholder and then entitled to vote may be counted for the purposes of determining the presence of a quorum at such meetings; and

                   (2) at each such meeting held before the Effective Date and with respect to each such written consent, vote (or cause to be voted) all shares of Company Common Stock then beneficially owned by Shareholder (A) to adopt the Merger Agreement and to approve any action required in furtherance thereof, (B) except as otherwise approved in writing in advance by Purchaser (which approval may be granted, withheld, conditioned or delayed in its sole discretion), against any Acquisition Proposal (other than the Merger) and (C) except as otherwise approved in writing in advance by Purchaser (which approval may be granted, withheld, conditioned or delayed in its sole discretion), against any amendment to the articles of incorporation or bylaws of the Company;

PROVIDED that Shareholder shall not be required by this Section 1 or any other provision of this Agreement to exercise the Warrant or any portion thereof for the purpose of purchasing and voting (or causing to be voted) any shares of Company Common Stock issuable pursuant thereto.


         (b) TRANSFERS. Until the Termination Date, Shareholder shall not transfer any Restricted Shares to any person other than Purchaser; PROVIDED that Shareholder may (1) transfer Restricted Shares to (A) any entity that is directly or indirectly wholly-owned by Philip F. Anschutz or (B) any other person reasonably acceptable to Purchaser and approved in advance in writing by Purchaser, if such entity referred to in the preceding clause (A) or such other person referred to in the preceding clause (B) shall execute and deliver to Purchaser an agreement identical in all respects to this Agreement except for the change in the name of Shareholder and the number of shares of Company Common Stock beneficially owned by Shareholder and (2) transfer the Warrant to the Company in connection with the exercise of the Warrant to purchase any shares of Company Common Stock. For the purposes of this Agreement, the term "transfer" means a sale, an assignment, a grant, a transfer or other disposition of any Restricted Shares or any interest of any nature in any Restricted Shares, including, without limitation, the "beneficial ownership" of such Restricted Shares (as determined pursuant to Regulation 13D-G under the Exchange Act). (c) SPECIFIC ENFORCEMENT. Shareholder acknowledges that any breach of this Agreement would cause irreparable harm to Purchaser and that Purchaser is entitled to specific performance or other equitable relief in the event of such breach.

         SECTION 2. REPRESENTATIONS AND WARRANTIES OF SHAREHOLDER. Shareholder represents and warrants to Purchaser as follows:

         (a) ORGANIZATION. Shareholder is a corporation duly organized, validly existing and in good standing under the laws of Colorado and has the requisite corporate power to carry on its business as it is now being conducted.

         (b) AUTHORITY RELATIVE TO THIS AGREEMENT. Shareholder has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Shareholder and the consummation by Shareholder of the transactions contemplated hereby have been duly authorized by all necessary corporate action and no other corporate proceedings on the part of Shareholder are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Shareholder and is a valid and binding obligation of Shareholder, enforceable against it in accordance with its terms.

         (c) NO CONFLICTS; REQUIRED FILINGS AND CONSENTS.

         (1) The execution and delivery of this Agreement by Shareholder does not, and the consummation of the transactions contemplated hereby will not
     (i) conflict with or violate the articles of incorporation or bylaws of Shareholder, (ii) in any material respect, conflict with or violate any federal, state, foreign or local law, statute, ordinance, rule, regulation, order, judgment or decree applicable to Shareholder or by which any of its properties is bound or subject or (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or require payment under, or result in the creation of a lien or encumbrance on any of the properties or assets of Shareholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Shareholder is a party or by or to which Shareholder or any of its properties is bound or subject, and except for any such conflicts, violations, breaches, defaults, events, rights of termination, amendment, acceleration or cancellation, payment obligations or liens or encumbrances described in clauses (ii) or (iii) that would not, in the aggregate, prevent the Shareholder from performing, in any material respect, its obligations under this Agreement (a "Shareholder Material Adverse Effect").

         (2) The execution and delivery of this Agreement by Shareholder does not, and consummation of the transactions contemplated hereby will not, require Shareholder to obtain any consent, license, permit, approval, waiver, authorization or order of, or to make any filing with or notification to, any governmental or regulatory authority, domestic or foreign (collectively, "Governmental Entities"), except (i) for applicable requirements, if any, of the Exchange Act and (ii) where the failure to obtain such consents, licenses, permits, approvals, waivers, authorizations or orders, or to make such filings or notifications, would not, either individually or in the aggregate, constitute a Shareholder Material Adverse Effect.

         (d) LITIGATION. There is no claim, action, suit, litigation, proceeding, arbitration or, to the knowledge of Shareholder, any investigation of any kind at law or in equity (including actions or proceedings seeking injunctive relief), pending or, to the knowledge of Shareholder, threatened against Shareholder or any properties or rights of Shareholder (except for claims, actions, suits, litigation, proceedings, arbitrations or investigations which would not reasonably be expected to have a Shareholder Material Adverse Effect), and Shareholder nor any is not subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, any Governmental Entity, or any judgment, order, writ, injunction, decree or award of any Governmental Entity or arbitrator, including, without limitation, cease and desist or other orders, except for matters which would not have a Shareholder Material Adverse Effect.

         (e) OWNERSHIP. Shareholder is the sole record owner and, together with Anschutz Company and Philip F. Anschutz, the shared beneficial owner of 2,810,410 shares of Company Common Stock outstanding on the date of this Agreement and 63,158 shares of Company Common Stock issuable upon exercise of the Warrant, in each case free and clear of all liens and encumbrances, subject, with respect to the shares of Company Common Stock issuable upon exercise of the Warrant, to the payment of the purchase price therefor. Except with respect to such shares of Company Common Stock and the Warrant and as described on page 10 of the proxy statement of the Company dated April 17, 1998 with respect to the 1998 annual meeting of shareholders of the Company, Shareholder has no beneficial ownership interest in any other equity securities of the Company.

         SECTION 3. MISCELLANEOUS PROVISIONS.

         (a) NON-SURVIVAL OF REPRESENTATIONS AND WARRANTIES. None of the representations and warranties in this Agreement shall survive the Effective Date of the Merger.

         (b) ENTIRE AGREEMENT. This Agreement contains the entire agreement among Shareholder and Purchaser with respect to the Merger and the other transactions contemplated hereby, and supersedes all prior agreements, understandings, representations, and warranties with respect to the subject matter.

         (c) APPLICABLE LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Colorado (without giving effect to its choice of laws principles).

         (d) HEADINGS. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         (e) SEPARABILITY. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction, shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

         (f) NOTICES. All notices or other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally or sent by first-class mail, postage prepaid, with return receipt requested, addressed as follows:

         If to Shareholder, to:

                  Interwest Group, Inc.
                  2400 Qwest Tower
                  555 17th Street
                  Denver, Colorado  80202
                  Attention:  Thomas G. Kundert
                  Fax: (303) 298-8881

         with copies to:

                  O'Melveny & Myers LLP
                  153 East 53rd Street
                  New York, New York  10022
                  Attention: Drake S. Tempest
                  Fax: (212) 326-2061

         If to Purchaser, to:

                  Rocky Mountain Internet, Inc.
                  1099 18th Street
                  Denver, Colorado  80202
                  Attention: Douglas H. Hanson
                  Fax: (303) 672-0711

         with copies to:

                  Jacobs Chase Frick Kleinkopf & Kelley LLC
                  1050 17th Street, Suite 1500
                  Denver, Colorado  80265
                  Attention: Matthew Perkins
                  Fax: (303) 685-4869


         (g) COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original but all of which together shall constitute one agreement.

         (h) NO THIRD PARTY BENEFICIARIES. No provision of this Agreement is intended to benefit any person other than the parties hereto.

         IN  WITNESS  WHEREOF,   Shareholder  and  Purchaser  have  caused  this
Agreement to be signed by their respective officers thereunto duly authorized all as of the date first written above.


                                      INTERWEST GROUP, INC.



                                      By: /s/ THOMAS G. KUNDERT
                                      ---------------------------------------
                                       Name:  Thomas G. Kundert
                                       Title: Treasurer



                                      ROCKY MOUNTAIN INTERNET, INC.



                                      By: /s/ DOUGLAS H. HANSON
                                      ---------------------------------------
                                       Name:  Douglas H. Hanson
                                       Title: President


                                       S-1